

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2020

Jielun Zhu
Chief Financial Officer
I-Mab
Suite 802, West Tower, OmniVision
88 Shangke Road, Pudong District
Shanghai, 201210
People's Republic of China

> **Re:** **I-Mab**
> **Registration Statement on Form F-1**
> **Exhibit Nos. 10.13 and 10.17**
> **Filed October 29, 2019**
> **File No. 333-234363**

Dear Mr. Zhu:

    We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

    Sincerely,

    Division of Corporation Finance